Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that at the ninth extraordinary meeting of the third session of the employee representative meeting of the Company, Mr. Cao Weiqing has been elected as an Employee Representative Supervisor of the seventh session of the board of supervisors of the Company (the “Board of Supervisors”). The qualification of Mr. Cao Weiqing as a Supervisor is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Cao Weiqing are set out below:

Mr. Cao Weiqing, born in September 1965, is a member of the Party Committee of the Company. He successively served as the Secretary to the Discipline Inspection Committee, the Chairman of the Board of Supervisors and a Vice President of China Life Asset Management Company Limited from 2016 to 2022. He served as the Deputy General Manager (at the general manager level of the provincial branches) of Hebei Branch of the Company from 2014 to 2016, and concurrently acted as the Secretary to the Discipline Inspection Committee and the Chairman of the Trade Union of such branch. From 2002 to 2014, he successively served as the Deputy General Manager of the Personnel Department of China Life Insurance Company, as well as the Deputy General Manager and General Manager of the Strategic Planning Department and the General Manager of the Equity Management Department of China Life Insurance (Group) Company. Mr. Cao graduated from Nankai University with a master’s degree in economics, and is a senior economist.

Mr. Cao Weiqing will enter into a service contract with the Company. The term of office of Mr. Cao Weiqing shall be effective on the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Supervisors. He is eligible for re-election upon expiry of his term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Mr. Cao Weiqing will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Mr. Cao Weiqing has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Cao Weiqing does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Commission File Number 001-31914

Further, there is nothing in respect of the election of Mr. Cao Weiqing that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 2 August 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie